JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

July 16, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a conference call on June 24, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 266 to the registration statement of the Trust, which was filed on May 13, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 266 was filed to register shares of two new series of the Trust, the T-REX 2X Long GEV Daily Target ETF and T-REX 2X Long HHH Daily Target ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 266.

Response: The Trust acknowledges the points made above in the “General Comments.”

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

July 16, 2025

1.	Comment: In the Fund Summary for the T-REX 2X Long GEV Daily Target ETF, the Staff notes that the second sentence of the first paragraph of the Principal Investment Strategies section states that the Fund may invest directly in GEV common stock. Please supplementally explain what percentage of the Fund’s assets will be invested in directly in GEV shares and how the Fund’s intended strategy and disclosures are and will be consistent will Rule 140 under the Securities Act of 1933 (“Securities Act”).

Response: Each of the Funds intends to primarily gain exposure to its underlying security by entering into total return swaps, however, depending upon market conditions, the Funds’ investment adviser, Tuttle Capital Management LLC (the “Adviser”), may seek exposure to the underlying security by, among other things, investing in the underlying security directly. The extent to which a Fund may invest directly in the underlying reference asset is not expected to exceed 45% of the Fund’s assets, and it is not intended or expected that a direct investment in reference asset will be maintained for extensive periods of time. The Trust believes that the current disclosure is adequate to address this practice and the associated risks.

2.	Comment Please supplementally explain whether the Funds’ investment adviser has experienced a decrease in the number of swap counterparties for funds with similar investment strategies as those of the Funds.

Response: The Adviser has informed the Trust that it has not experienced a decrease in the number of swap counterparties for other swap-based 2X and -2X funds.

3.	Comment: In the Fund Summary for the T-REX 2X Long HHH Daily Target ETF, the Staff notes that the second sentence of the first paragraph of the Principal Investment Strategies section states that the Fund may invest directly in HHH common stock. Please supplementally explain what percentage of the Fund’s assets may be invested directly in HHH shares and how the Fund’s intended strategy and disclosures are and will be consistent will Rule 140 under the Securities Act.

 Response: As noted above in the response to comment 1 above, each of the Funds intends to primarily gain exposure to its underlying security by entering into total return swaps, however, depending upon market conditions, the Funds’ investment adviser, Tuttle Capital Management LLC (the “Adviser”), may seek exposure to the underlying security by, among other things, investing in the underlying security directly. The extent to which a Fund may invest directly in the underlying reference asset is not normally expected to exceed 45% of the Fund’s assets, and it is not intended or expected that a direct investment in reference assets will be maintained for extensive periods of time. The Trust believes that the current disclosure is adequate to address this practice and the associated risks.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

July 16, 2025

4.	Comment: The Staff notes that Synthetic Exposure Risk is not included in the Item 4 disclosure, but it is included in the Item 9 disclosure. If this risk factor is a principal risk of a Fund, please consider including it in the Item 4 disclosure for the Fund.

Response: Synthetic exposure is not a principal investment strategy of the Funds. Accordingly, no revisions are being made to the disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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